FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
January 26, 2004

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                                           ☒                                    Form 40-F                                           ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                            ☐                                    No                                ☒

Wimm-Bill-Dann Invests a Further US$13.3m in the Modernization of Production Facilities in Ukraine

Press release

Moscow, January 26, 2004 – Wimm-Bill-Dann Foods OJSC (NYSE: WBD) announced today the installation of new manufacturing lines at the Company’s two dairy plants located in Ukraine. This investment is part of a Company-wide program to install the latest high technology equipment in the dairy business to enhance productivity. Total investment in equipment was over US$13.3 million.

Equipment made by ASMA (Italy) has been installed for the bottling of milk products in plastic bottles  at Kiev Dairy Plant No. 3 OJSC. Its production capacity is 15,000 bottles per hour. The equipment is capable of bottling products in 450g and 900g formats. The Company plans to use this equipment to provide  new packaging for the product range under the Little House in the Village trademark. The same equipment will also be used to launch drinking yogurts under the Chudo trademark. The total cost of the project exceeded US$6.1 million.

At the Kharkov Dairy Plant PJSC, the Company installed and launched a filling line for pasteurized dairy products packaged in 500g and 1,000g Tetra Brik Square containers, made by Tetra Pak (Sweden), with a production capacity of six thousand containers per hour. The line is also equipped with a device for the production and fitting of Flexi-caps and equipment for secondary packaging. The Company plans to use this equipment for the launch of a new product range under the Happy Milkman trademark. The total cost of the project was approximately US$1.1 million.

In addition, Wimm-Bill-Dann installed an ERCA-47001, made by ERCA-FORMSEAL (France) for the filling and packaging of cheese desserts with a production capacity of three tons of finished products per hour. The line fills 125g and 200g tubs. The Company plans to use this equipment for the launch of a new whipped cottage cheese product under the Frugurt brand and a fruit flavored cottage cheese product under the Chudo brand. The total cost of the project was approximately US$6.1 million.

These investments were undertaken as part of a Company-wide program to modernize the production base across all of its operations. The current project is aimed at satisfying consumer demand and enhancing operating efficiency through the introduction of high technology to dairy production.

- Ends -

For further information contact:

Olga Motovilova
Wimm-Bill-Dann Foods OJSC

Yauzsky Boulevard, 16, Moscow

Phone.: +7 (095) 733 9726/9727

Fax: +7 095 733 9725

www.wbd.com
E-mail: motovilova@wbd.ru

Marina Kagan

Shared Value Ltd

Phone: +44 20 7321 5019

Fax: +44 20 7321 5020

E-mail: mkagan@sharedvalue.net

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Kiev Dairy Plant No. 3 OJSC is one of the largest milk processing enterprises in Ukraine. It commenced operations in 1973. Kiev Dairy Plant No. 3 OJSC was acquired by Wimm-Bill-Dann in June 2002. The plant currently employs over 800 people and has a total capacity of 150 tons of milk per day.

Kharkov Dairy Plant PJSC is one of the largest milk processing plants in Ukraine, built in 1973. Kharkov Dairy Plant PJSC was acquired by Wimm-Bill-Dann in September 2002. The plant currently employs over 600 people and has a total capacity of 200 tons of milk per day.

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 24 manufacturing facilities in 20 locations in Russia and the Commonwealth of Independent States (CIS), as well as affiliates in 26 cities in Russia and the CIS.

The company also distributes its products in Canada, Germany, Israel, the Netherlands, the UK and the United States through both its own distribution network and independent distributors.

Wimm-Bill-Dann has a strong and diversified branded portfolio with over 1,100 types of dairy products and over 150 types of juice, nectars and still drinks. The company currently employs over 18,000 people.

Wimm-Bill-Dann was rated first best out of 45 firms in terms of transparency in the S&P survey of leading Russian companies, and was rated third best in the latest Brunswick UBS Warburg survey of corporate governance in Russia.  Wimm-Bill-Dann was awarded best European Equity Deal of 2002 by Euroweek and Institutional Investor magazines.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Vladimir V. Preobrajensky
	Name:	Vladimir V. Preobrajensky
	Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date: January 26, 2004